SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 10, 2021.

By letter dated November 10, 2021, the Company reports that its Board of Directors has approved the extension for a period of one year of the loan granted by CRESUD to Inversiones Financieras del Sur S.A. (“IFISA”), a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 3,235,000 IRSA American Depositary Receipts (“IRSA ADRs”) with an interest rate of 1%, maintaining the remaining agreed terms and conditions. Cresud kept the economic and political rights related to the IRSA ADRs.

Consulted the Audit Committee in the terms of Chapter III of the Regulations of the National Securities Commission, as well as articles 72 and 110 inc. h) of Section IV of Capital Market Law No. 26,831, and after analysing the feasibility of the transaction, it has issued a favourable opinion

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 12, 2021